UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C.

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

              [X] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form
                11-K [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

                       For Period Ended: December 31, 2000

                         Commission File Number: 1-10077

                           EMPIRE ENERGY CORPORATION
              ----------------------------------------------------
             (Exact name of registrant as specified in its charter)

              Utah                                               87-0401761
              ----                                               ----------
(State or other jurisdiction of                              (IRS Employer
incorporation or organization)                               Identification No.)



PART I - REGISTRANT INFORMATION

                         7500 College Blvd., Suite 1215
                            Overland Park, Ks. 66210
                     --------------------------------------
                    (Address of principal executive offices)
                                   (Zip Code)



         Registrant's telephone number, including area code:(913) 469-5615

PART II - RULES 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q; or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

     State below in reasonable detail the reason why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

     The Registrant is in process of circulating a Proxy Statement with respect to its proposed acquisition of Commonwealth Energy Corp. As a result of the SEC's Staff's review of the proxy material including the financial statements of Empire and Commonwealth contained therein, the Staff has asked the Company to revise/amend its Proxy statement and certain historical financial statements of both Empire and Commonwealth and previous filings with the Commission. The Registrant is responding to the Staff's comments and concerns and has filed or is in the process of filing revised/amended filings requested by the Commission. As a result, the Registrant has been unable to complete its Form 10KSB for the year ended December 31, 2000 within the initial filing deadline of April 2, 2001 without unreasonable effort and expense. While the Registrant and its certifying accountants have committed considerable resources and the Form 10KSB is progressing it is unreasonable to expect the Registrant's Form 10-KSB to be filed by the initial deadline of April 2, 2001.

     The Registrant and its accountants are working diligently to complete all aspects of the Form 10KSB in a thorough and timely manner.

     The Registrant believes that it will be able to complete the process by the end of the extension period and file the Form 10KSB within the extended deadline.

PART IV - OTHER INFORMATION

(1) Name and telephone number of the person to contact in regard to this notification

       Norman Peterson           913-469-5615              March 30, 2001
       ------------------------------------------------------------------
          (Name)                 (Telephone)                   (Date)

     (2) Have all other periodic reports required under section 13 or 15 (d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the proceeding 12 months or for such shorter period that the registrant was required to file such report
          (s) been filed? If the answer is no, identify report (s).

                                 [X] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 [ ] Yes [X ] No

SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, this Form 12b-25 Report for the year ended December 31, 2000, has been signed below by the following persons on behalf of the Registrant and in the capacity and on the date indicated.


March 30, 2001


EMPIRE ENERGY CORPORATION



Date     March 30, 2001                       By  /s/ Norman Peterson
      --------------------------              ----------------------------------
                                              Principal Executive Officer,
                                              Principal Accounting Officer